UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
9 February 2026
This announcement contains inside information

9 February 2026

NatWest Group announces the acquisition of Evelyn Partners and a £750m share buyback

NatWest Group plc ("NatWest Group") is pleased to announce that it has reached an agreement to acquire Evelyn Partners from funds advised by Permira and Warburg Pincus for £2.7 billion enterprise value (the "Transaction"). The Transaction creates the UK's leading Private Banking and Wealth Management business ("PBWM"), transforming NatWest Group's savings and investment offering for its 20 million customers. It accelerates delivery of NatWest Group's strategy, further diversifying  income by increasing fee income by c.20% pre-revenue synergies.  It also increases NatWest Group's exposure to a high growth, capital light segment, with PBWM becoming c.20% of group customer assets and liabilities. NatWest Group is also announcing a share buyback of £750 million, continuing its strong track record of capital return to shareholders.

Commenting on the acquisition, Paul Thwaite, Chief Executive of NatWest Group, said:

"Bringing together these two leading businesses creates a unique opportunity to provide financial planning, savings and investment services to more families and people across the UK. We look forward to welcoming our new clients and working with our colleagues at Evelyn Partners to transform the services our 20 million customers across the Group can expect from us.

At a time when the benefits of saving and investing are increasingly part of the national conversation, we can help customers to make more of their money through a broader range of services, as well as helping to drive growth and investment across the economy.

This transaction creates the UK's leading Private Banking and Wealth Management business, delivering the scale and capabilities needed to succeed in a market with significant growth potential. It accelerates delivery of NatWest Group's strategy and positions us to realise our longer-term ambitions.

This represents a strategically and financially compelling use of capital, enhancing income diversification and strengthening returns in a high-growth segment, to deliver sustainable long-term value creation."

Paul Geddes, Chief Executive of Evelyn Partners, added:

"Evelyn Partners is a leading UK wealth manager with more than 180 years of heritage. We are proud to have grown to £69 billion of assets under management, under the stewardship of Permira, investors in the business since 2014, and Warburg Pincus, a minority investor since 2020.

We are delighted to join NatWest Group, which marks an exciting new chapter for Evelyn Partners. We both have a long-standing history as highly regarded wealth managers with a client-centric culture.

Together, we have the scale, resources, and shared vision to provide unparalleled service to our clients. We look forward to working together to build on our success and drive future growth."

Evelyn Partners is a leading UK wealth manager with more than 180 years of heritage overseeing £69 billion of Assets Under Management and Administration ("AUMA"). Evelyn Partners offers an integrated wealth management proposition spanning financial planning, discretionary investment management and its direct-to-consumer platform BestInvest.

Evelyn Partners is led by a high-calibre management team with a proven track record of delivery, demonstrated by a compound annual growth rate in AUMA in excess of 7%. Its fully integrated model, combining approximately 270 financial planners and 325 investment managers, supports deep client relationships and superior client outcomes.

Evelyn Partners generated full year 2025 EBITDA of £179m, meaning that the transaction values Evelyn Partners at the equivalent of 9.7x 2025 EV to EBITDA multiple, including target run-rate cost synergies.

The Transaction brings together two established institutions with a shared commitment to supporting clients at every stage of their lives, under the leadership of Emma Crystal, Chief Executive PBWM.

By combining Evelyn Partners' £69 billion of AUMA with NatWest Group's £59 billion brings total AUMA to £127 billion and total Customer Assets and Liabilities to £188 billion.

NatWest Group expects the combination of Evelyn Partners with its existing PBWM business to create material shareholder value, including estimated annual run-rate cost synergies of c.£100 million, equivalent to around 10% of the combined PBWM cost base, with costs to achieve of c.£150 million.

NatWest Group also intends to deliver significant revenue synergies through bringing Evelyn Partners' leading financial planning and investment management solutions together with NatWest Group's full suite of banking and wealth management solutions to our 20 million customers.

The Transaction is expected to be accretive to NatWest Group's growth and its Return on Tangible Equity in the first year of ownership and to deliver returns greater than generated through a share buyback.

The Transaction will be funded from existing resources and is expected to reduce NatWest Group's CET1 ratio by c.130 basis points.

The transaction will strengthen NatWest Group's capital generation and it will remain well-capitalised. Following the £750 million share buyback announced today, NatWest Group expects its next share buyback announcement to be at its H1 2027 results.

The ordinary dividend payout ratio of around 50% of attributable profits remains unchanged.

The Transaction is subject to customary regulatory approvals and is expected to close in the summer of 2026.

Ardea Partners International LLP and BofA Securities served as joint lead financial advisers to NatWest. UBS also acted as a financial adviser to NatWest.

Investor Conference Call and Information

NatWest Group CEO Paul Thwaite and CFO Katie Murray will host a call for analysts and investors at 8am (GMT) on Monday 9th February.

The update will be hosted via Zoom. Zoom Meeting ID: 980 9474 7189

Please register to join the event via the link:
https://natwest-events.zoom.us/webinar/register/WN_R6GyhY-rRt6gju-gRHqybQ
United Kingdom: +44 203 481 5240
New York: +1 646 558 8656
International numbers

Additional information

1.    Completion of the Transaction is subject to the satisfaction of customary regulatory approvals. The timing of the satisfaction of the conditions is uncertain, given the involvement of third parties, but it is currently expected that completion will occur in the summer of 2026.
2.    Evelyn Partners' full year 2025 results include Operating Income of £509m, Costs of £330m, EBITDA of £179m, AUMA of £68.6bn and Net New Money of £1.6bn. Evelyn Partners AUMA CAGR of >7% is across 2023-25.
3.    NatWest Group's Private Banking & Wealth Management business Customer Assets and Liabilities, including Assets under Management and Administration are as at 31 December 2025.
4.    The combined fee income of NatWest Group's Private Banking & Wealth Management business and Evelyn Partners is for the full year 2025.
5.    The combined cost base of NatWest Group's Private Banking & Wealth Management business and Evelyn Partners is for the full year 2025.
6.    The CET1 ratio impact of c.130 basis points is based on the capital position at 31 December 2026, proforma for RWA on 1 January 2027.
7.    Financial information is unaudited.

For further information, please contact:

Investor Relations
Claire Kane
Director of Investor Relations, NatWest Group
 +44 (0) 20 7672 1758

Media Relations
 +44 (0) 131 523 4205

Legal Entity Identifiers
NatWest Group plc: 2138005O9XJIJN4JPN90
National Westminster Bank plc: 213800IBT39XQ9C4CP71

This announcement contains information that qualified or may have qualified as inside information for NatWest Group, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 for NatWest Group. This announcement is made by Claire Kane, Director of Investor Relations for NatWest Group. Upon the publication of this announcement via a regulatory information service, this inside information is now considered to be in the public domain

Disclaimer
Merrill Lynch International ("BofA Securities"), which is authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting for NatWest Group and no one else in connection with the Transaction and shall not be responsible to anyone other than NatWest Group for providing the protections afforded to clients of BofA Securities or its affiliates, nor for providing advice in connection with the Transaction or any other matter referred to herein.

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom.  UBS AG London Branch is acting as corporate broker and financial adviser to NatWest Group and no one else in connection with the Transaction. In connection with such matters, UBS AG London Branch will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the Transaction, the contents of this announcement or any other matter referred to herein.

Forward-looking statements
This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this announcement may include forward-looking statements relating, but not limited to: cost savings, revenues and/or cost synergies, ROIC, fee income, capital generation, share buyback, NatWest Group's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, CET1 ratio, RWA levels, and payment of dividends), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments such as artificial intelligence, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group's actual results are discussed in NatWest Group's 2024 Annual Report and Accounts on Form 20-F, NatWest Group's Interim Management Statement for Q1, H1 and Q3 2025 on Form 6-K, and its other public filings. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

ENDS

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	09 February 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary